ANNALY CAPITAL MANAGEMENT, INC. AND SUBSIDIARIES

Exhibit 12.1

Ratio of Earnings To Combined Fixed Charges And Preferred Stock Dividends and Ratio of Earnings To Fixed Charges (Unaudited)

The following table sets forth the calculation of our ratio of earnings to combined fixed charges and preferred stock dividends for the years shown:

	For the Years Ended December 31,
	2014	2013	2012	2011	2010
	(dollars in thousands)
Net income (loss) before income taxes and noncontrolling interest	(836,954)	3,737,911	1,771,812	402,372	1,299,769
Add: Fixed charges (interest expense)(1)	1,338,019	1,533,008	1,560,941	1,362,721	1,163,332
Earnings as adjusted	501,065	5,270,919	3,332,753	1,765,093	2,463,101
Fixed charges (interest expense) + preferred stock dividend	1,409,987	1,604,976	1,600,471	1,379,575	1,181,365
Ratio of earnings to combined fixed charges and preferred stock dividends	0.36	3.28	2.08	1.28	2.08
Ratio of earnings to fixed charges	0.37	3.44	2.14	1.30	2.12
(1) Fixed charges include realized gains (losses) on interest rate swaps.